EXHIBIT 99.4

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Resignation and appointment of director

Following the announcement of 17 August 2005 that Mr Papi Molotsane had been appointed CEO of Telkom with effect from 1 September 2005, Mr Sizwe Nxasana resigned as CEO of Telkom on 31 August 2005.

Mr Molotsane has replaced Mr Nxasana as executive director on the Telkom Board.

Johannesburg

8 September 2005